SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75689M101

(CUSIP Number)

Vintage Capital Management, LLC
4705 S. Apopka Vineland Road, Suite 206
Orlando, FL 32819
(407) 909-8015

With a copy to:

Russell L. Leaf
Jared N. Fertman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 75689M101	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,500,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,500,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

*Percentage calculated based on 12,915,148 shares of common stock, par value $0.001 per share, outstanding as of February 25, 2020, as reported by Red Robin Gourmet Burgers, Inc. in its Form 10-K filed on February 25, 2020.

	CUSIP No. 75689M101	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,500,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,500,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

*Percentage calculated based on 12,915,148 shares of common stock, par value $0.001 per share, outstanding as of February 25, 2020, as reported by Red Robin Gourmet Burgers, Inc. in its Form 10-K filed on February 25, 2020.

	CUSIP No. 75689M101	13D	Page 4 of 9
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,500,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,500,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

*Percentage calculated based on 12,915,148 shares of common stock, par value $0.001 per share, outstanding as of February 25, 2020, as reported by Red Robin Gourmet Burgers, Inc. in its Form 10-K filed on February 25, 2020.

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 9, 2019, as amended, by the Reporting Persons relating to the Common Stock of the Issuer (as so amended, the “Initial Statement”). Information reported in the Initial Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Initial Statement. All references in the Initial Statement and this Amendment to the “Schedule 13D” will be deemed to refer to the Initial Statement as amended and supplemented by this Amendment.

Item 4.          Purpose of Transaction.
Item 4 of this Schedule 13D is hereby amended to include the following:

On February 26, 2020, the Reporting Persons delivered a nomination notice (the “Nomination Notice”) to the Issuer which is attached as Exhibit 99.2 to this Schedule 13D, nominating four highly qualified individuals, Anthony Ackil, Kenneth Todd Evans, Stephen J. Lombardo, III and Craig S. Miller (the “Nominees”) for election to the board of directors of the Issuer (the “Board”) at the Issuer’s 2020 annual meeting of stockholders (the “Annual Meeting”).
The Nomination Notice also includes a notice to the Issuer that the Reporting Persons intend to submit, for a stockholder vote at the Annual Meeting, a resolution that would repeal any provision of the Bylaws of the Issuer in effect at the time of the Annual Meeting that was not included in the Bylaws of the Issuer in effect and publicly filed with the Securities and Exchange Commission as of February 25, 2020.
Also on February 26, 2020, Vintage Capital Management, LLC (“Vintage”) issued a press release in connection with the delivery of the Nomination Notice to the Issuer. The press release is attached as Exhibit 99.1 and is incorporated herein by reference.
Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the following:

On February 24, 2020, Vintage entered into Nomination Agreements with each of the Nominees (the “Nomination Agreements”) substantially in the form attached as Exhibit 99.3 to this Schedule 13D. Pursuant to such agreements, Vintage has agreed to indemnify each of the Nominees for certain potential claims in connection with their standing as candidates for election to the Board and Vintage has agreed to reimburse the Nominees for certain expenses incurred by the Nominees in connection with their service as a Nominee. The foregoing description of the Nomination Agreements is not complete and is qualified in its entirety by reference to the Nomination Agreement attached to this Schedule 13D which is incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
99.1 99.2 99.3	Press Release dated February 26, 2020 Nomination Notice dated February 26, 2020. Form of Nomination Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2020

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn